Exhibit 5.2

July 1, 2015

American International Group, Inc.,

        175 Water Street,

                New York, NY 10038.

Ladies and Gentlemen:

In connection with the filing today by American International Group, Inc., a Delaware corporation (the “Company”), of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-204165) (the “Registration Statement”) and a Prospectus Supplement included therein relating to delivery of up to 74,833,151 shares (the “Warrant Shares”) of the Company’s common stock, par value $2.50 per share, issuable upon exercise of warrants (the “Warrants”) that were issued by the Company pursuant to the Warrant Agreement, dated January 6, 2011 (the “Warrant Agreement”), between the Company and Wells Fargo Bank, N.A., as warrant agent, we, as counsel for the Company, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Each Warrant Share, upon issuance, will have a related share purchase right (each, a “Right”) issued pursuant to the Tax Asset Protection Plan, dated as of March 9, 2011, as amended by an Amendment No. 1 thereto, dated as of January 8, 2014 (as so amended, the “Rights Agreement”), between the Company and Wells Fargo Bank, National Association, as Rights Agent (the “Rights Agent”). Upon the basis of such examination, it is our opinion that:

(1) The Warrant Shares, when and to the extent duly issued upon exercise of the Warrants in accordance with the terms and provisions of the Warrant Agreement and the Warrants, will be validly issued, fully paid and nonassessable.

(2) Assuming that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, the Rights attributable to the Warrant Shares, when and to the extent such Warrant Shares are duly issued upon exercise of the Warrants in accordance with the terms and provisions of the Warrant Agreement and the Warrants, will be validly issued.

In connection with our opinion set forth in paragraph (2) above, we note that the question whether the Board of Directors of the Company might be required to redeem the Rights at some future time will depend upon the facts and circumstances existing at that time and, accordingly, is beyond the scope of such opinion.

The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment No. 1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP